Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
June 25, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: Crescent Energy Company
Registration Statement on Form S-4, as amended
File No. 333-280162
Ladies and Gentlemen:
On behalf of Crescent Energy Company (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Washington, D.C. time, on June 27, 2024, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-4 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Jackson O’Maley at (713) 758-3374.
Thank you for your assistance with this matter.

Very truly yours,

Crescent Energy Company

By:	/s/Brandi Kendall
Name:	Brandi Kendall
Title:	Chief Financial Officer
cc: Doug McWilliams, Vinson & Elkins L.L.P.
Jackson O’Maley, Vinson & Elkins L.L.P.